Exhibit 4.2

DESCRIPTION OF SECURITIES OF TRICO BANCSHARES REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT
The authorized capital stock of TriCo Bancshares (the “Company”, “we,” or “us”) consists of 50,000,000 shares of common stock, no par value per share, and 1,000,000 shares of preferred stock, no par value per share.
As of December 31, 2019, we had one class of securities registered under the Securities Exchange Act of 1934, as amended: common stock.

Description of Common Stock

The following description of our common stock is a summary and does not describe every right, term or condition of owning our common stock. The description is subject to and qualified by reference to our articles of incorporation and bylaws, which are incorporated by reference as other exhibits to the report to which this exhibit is filed, and certain provisions of applicable law, including California law and certain federal laws governing bank holding companies.

Fully Paid and Non-assessable

The outstanding shares of common stock are fully-paid and non-assessable.

Voting Rights

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of our shareholders, provided that shareholders may cumulate votes in the election of the Company’s directors (that is, to give any candidate, or any number of candidates, standing for election a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the shareholder’s shares are entitled). The candidates who receive the highest number of votes will be elected as directors.

Dividends

Subject to the preference in dividend rights of any series of preferred stock which we may issue in the future, the holders of our common stock are entitled to receive such cash dividends, if any, as may be declared by our Board of Directors out of legally available funds.

Liquidation, Dissolution and Winding Up

Upon liquidation, dissolution or winding up, after payment of all debts and liabilities, and after payment of the liquidation preferences of any shares of preferred stock then outstanding, all assets that are legally available for distribution shall be distributed to the holders of our common stock on a pro rata basis.

No Preemptive or Similar Rights

Holders of our common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

Exchange Listing; Transfer Agent
Our common stock is traded on the NASDAQ Global Select Market under the symbol “TCBK.”

The transfer agent and registrar for our common stock is Computershare. Its address is 250 Royall Street, Canton, MA 02021 and its telephone number is (800) 676-0712.

Anti-Takeover Provisions of the Articles of Incorporation and the Bylaws

Set forth below is a summary of the provisions of our articles of incorporation and bylaws that could have the effect of delaying or preventing a change in control of the Company. The following descriptions are only summaries and they are qualified by refence to our articles of incorporation, our bylaws and relevant provisions of the California General Corporation Law.

Blank Check Preferred Stock

Our articles of incorporation authorize undesignated preferred stock, sometimes referred to as “blank check preferred stock,” permitting our Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of the Company. Our Board of Directors previously designated a series of preferred stock in connection with our adoption of a shareholder rights plan. While the shareholder rights plan has since expired, our Board of Directors could, without shareholder approval, issue our preferred stock or rights to purchase our preferred stock in connection with a new shareholder rights plan. In addition, we could, for example, designate and issue, other series of preferred shares with voting or conversion rights which could adversely affect the voting power of the holders of our common stock. These provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of the Company.

Supermajority Voting Provision

        Our articles of incorporation require that certain transactions that may constitute a change of control, such as tender offer or exchange offer for equity securities, our merger into another entity or our sale of all or substantially all of our assets, be approved by two-thirds of the outstanding shares of our common stock.

Advance Notice Requirements for Director Nominees

Our bylaws require that a shareholder intending to nominate a candidate for director at a shareholder meeting must provide us with advance notice and certain information about the shareholder and the nominee. A shareholder’s notice of intention to make a nomination must be made in writing and delivered or mailed to our President at least 21 days prior but no more than 60 days before to the meeting of shareholders called for the election of directors; provided, however, that if less than 21days’ notice of the meeting is given to shareholders, such notice of intention to nominate shall be mailed or delivered to our President no later than the close of business on the 10th following the day on which the notice of meeting was mailed; provided further, that if notice of such meeting is sent by third-class mail, no notice of intention to make nominations shall be required. The notice must contain the following information to the extent known to the notifying shareholder: (1) the name and address of each proposed nominee; (2) a statement or evidence showing that each proposed nominee is qualified to serve as director; (3) the principal occupation of each proposed nominee; (4) the number of shares of our capital stock owned by each proposed nominee; (5) the name and residence address of the notifying shareholder; and (f) the number of shares of our capital stock owned by the notifying shareholder. Nominations not made in accordance with our bylaws may be disregarded and, therefore this advance notice provision may delay or prevent a change in the composition of our Board of Directors. Any shareholder intending to nominate a candidate for director is urged to review the relevant provisions of our bylaws.

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